Exhibit 99.1

ASX ANNOUNCEMENT

July 9, 2012

Non-coding Licensing Update

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) provides this market update on its non-coding DNA technology licensing program.

Expansion of the Off Balance Sheet Funded Assertion Arrangement with Sheridan Ross P.C.

The Company is pleased to announce that it has expanded the scope and jurisdictional reach of its off balance sheet funded retention arrangement with Sheridan Ross P.C. (“Sheridan Ross”) of Denver, Colorado.  Originally limited to actions brought only in the United States, and limited in scope to cover only the Company’s 5,612,179, 5,851,762, 5,192,659 and 5,789,568 U.S. patents, the assertion arrangement with Sheridan Ross now covers all of GTG’s non-coding patents in all jurisdictions.

Under the expanded arrangement, Sheridan Ross will be free to assist the Company in asserting all international equivalents of the abovementioned US patents as well as the newer non-coding patents acquired by GTG along with the purchase of BREVAGen™ from Perlegen Sciences Inc. in 2010.  Importantly, Sheridan Ross will now be able to assist GTG with asserting its non-coding patents globally, effectively acting as lead counsel to GTG in these international efforts.  These efforts may include litigation and, as was seen when we commenced the formalized assertion program in the U.S., will certainly increase pressure on assertion targets domiciled outside the U.S.  We expect the global assertion program to begin to regularize the activities of selected European targets in the coming months.

“We are very pleased that Sheridan Ross has agreed to expand their efforts in what has been a highly successful assertion program to jurisdictions outside the United States,” commented Dr. Paul MacLeman, Genetic Technologies’ Chief Executive Officer.  “Europe in particular is a jurisdiction where GTG has secured lucrative licenses in the past, but there remain numerous large infringers who have not as yet taken licenses.  It is hoped that these more formal assertion efforts will be what is required to secure licenses from these entities that until now have resisted less formal efforts to regularize their activities.”

Genetic Technologies’ ‘179 Non-Coding DNA Patent the Subject of a US Patent and Trademark Office Re-examination

The Company has received formal notification from the United States Patent and Trademark Office (“USPTO”) that it has received and granted a request for ex parte re-examination of claims 1-18 and 26-32 of the Company’s 5,612,179 (the ‘179) non-coding deoxyribonucleic acid (DNA) patent brought by Merial L.L.C. of Duluth, Georgia (“Merial”).

Requesting re-examination is a common strategy employed by defendants in patent infringement proceedings and, as such, it is not unexpected from Merial who is currently a defendant in an action brought by the Company for infringement of the ‘179 patent.  The ‘179 patent is very robust having been through a previous re-examination with the USPTO.  This earlier re-exam resulted in the re-issuing of the patent in full with all claims upheld (see ASX announcement dated May 10, 2010).  In addition, the ‘179 patent has prevailed in numerous litigation filings in the USA, resulting in positive outcomes in all instances.  The Company firmly believes that the claims of the ‘179 patent will be upheld in the re-examination.  As was the case in previous challenges, GTG will actively defend this matter in order to have the patent upheld.

During the course of a re-examination, all claims of the patent remain in full force and effect.  The re-examination is adjudicated by the USPTO, it is not a matter for the Courts.  The Company’s current infringement action in Colorado (filed in May 2011 in US District Court, for the District of Colorado), may however be delayed should the court(s) in which those cases are pending decide to stay matters until the re-examination process is resolved.

This current re-examination request is specific to the United States and limited to the ‘179 patent.  GTG’s other non-coding DNA patents are unaffected by the re-examination, which include the newer non-coding patents acquired from Perlegen Sciences Inc. which evergreen GTG’s portfolio out to 2022.  The ‘179 patent which forms the subject of the current re-examination is the oldest of these families, having expired in March 2010 (but remains enforceable for infringement occurring during its term).  With the expansion of the Company’s assertion program globally and the transition from the older ‘179 patent to the newer ‘762 and Perlegen patents, the Company’s formal assertion program has now been re-energized.  GTG earns a material part of its non-coding licensing revenue in non-US jurisdictions, and now with Sheridan Ross expanding their formal assertion efforts globally, this is expected to continue or increase.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)	Laura Landry (USA)
Chief Executive Officer	Monsoon Communications	BluePrint Life Science Group

Genetic Technologies Limited	(03) 9620 3333	+1 (415) 375.3340 Ext. 2022
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer.  The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer.  The BREVAGen™ test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.  For more information, please visit http://www.brevagen.com.au .

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (GTG.AX) and NASDAQ (GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences, offers novel predictive testing and assessment tools to help physicians proactively manage women’s health. Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.  For more information, please visit http://www.gtglabs.com, http://www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtglabs.com • Email: info@gtglabs.com

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.